SCHEDULE 13G
Amendment Number 7


GTECH Holdings Corporation
Common Stock $.01 par value


Cusip #:  400-518-10-6
Item 1: Reporting Person
Tiger Management L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  3,834,600
Item 7:  -0-
Item 8:  3,834,600
Item 9:  3,834,600
Item 11: 9.3%
Item 12: IA



Cusip #:  400-518-106
Item 1: Reporting Person
Tiger Performance L.L.C.
Item 4: Delaware
Item 5:  -0-
Item 6:  2,227,055
Item 7:  -0-
Item 8:  2,227,055
Item 9:  2,227,055
Item 11: 5.4%
Item 12: IA



Cusip #: 400-518-10-6
Item 1: Reporting Person
Julian H. Robertson, Jr.
Item 4:  U.S.
Item 5:  -0-
Item 6:  6,112,655
Item 7:  -0-
Item 8:  6,112,655
Item 9:  6,112,655
Item 11: 14.8%
Item 12: IN

Item 1(a). GTECH Holdings
Corporation


Item 1(b). 55 Technology
Way, West Greenwich, Rhode
Island 02817


Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC")
and Tiger Performance L.L.C.
("TPLLC"). Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c). Incorporated by
reference to items(4) of the
cover page pertaining to
each reporting person.

Item 2(d. Common Stock $.01
par value

Item 2(e). 400-518-10-6

Item  3.  TMLLC and TPLLC
are investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4. Ownership is
incorporated by reference to
items (5) (9) and (11) of
the cover page pertaining to
each reporting person.

Item 5. Not applicable

Item 6. Other persons are
known to have the right to
receive dividends from, or
proceeds from the sale of,
such securities. The
interest of one such person,
The Jaguar Fund N.V. , a
Netherlands Antilles
corporation, is more than
5%.

Item 7. Not applicable

Item 8. Not applicable

Item 9. Not applicable


Item 10. By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect.

After reasonable inquiry and
to the best of my knowledge
and belief, I certify that
the information set forth in
this statement is true,
complete and correct.

February 12, 1999

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/ Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under
Power of Attorney dated
1/27/95 On File with
Schedule 13G for Kohl's
Corp. 2/7/95


AGREEMENT

The undersigned agree that
this Amendment Number 7 to
Schedule 13G dated February
12, 1999 relating to shares
of common stock of GTECH
Holdings Corporation shall
be filed on behalf of each
of the undersigned.
TIGER MANAGEMENT L.L.C

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under
Power of Attorney dated
1/27/95 On File with
Schedule 13G for Kohl's
Corp.
2/7/95